FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 14, 2013

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved to appoint members of the second Compensation Committee”, dated August 14, 2013.

2.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated August 14, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 14, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.
August 14, 2013
English Language Summary

Subject: The Board resolved to appoint members of the second Compensation Committee

Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/08/14

Content:

1.Date of occurrence of the change:2013/08/14

2.Name of the functional committees: Compensation Committee

3.Name and resume of the replaced member:
Independent Director: Vivien Huey-Juan Hsieh: Supervisor of Chief Telecom Inc.
Independent Director: Mei-Yuen Ho: Independent Director, Bank of Kaohsiung,LTD.
Independent Director: Ding-Yuan Yang: Chairman, UniSVR Global Information Technology Corp.

4.Name and resume of the new member:
Independent Director: Vivien Huey-Juan Hsieh: Supervisor of Chief Telecom Inc.
Independent Director: Ding-Yuan Yang: Chairman, UniSVR Global Information
Technology Corp.
Independent Director: Chin Bing (Philip) Peng: Director and President of iD SoftCapital Inc.

5.Type of the change (please enter: “resignation”, “discharge”,“tenure expired” or “new appointment”): new appointment

6.Reason of the change: new appointment

7.Original term (from __________ to __________):2011/08/30~2013/06/17

8.Effective date of the new member: 2013/08/14

9.Any other matters that need to be specified: None.

Item 2
AU Optronics Corp.
August 14, 2013
English Language Summary

Subject: The capital expenditure budget approved by the Board

Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/08/14

Content:

1.Date of the resolution by the board of directors or shareholders’ meeting: 2013/08/14

2.Content of the investment plan:
The Board of the Company approved the amount of NT$2.197 billion in capital expenditure budget for the Company.

3.Anticipated date of the investment: 2013/08/14

4.Source of funds: Working Capital

5.Concrete purpose/objective:
The capital expenditures will be mainly used to adjust product mix, upgrade product specification, and enhance product quality.

6.Any other matters that need to be specified:

(1)
The budget execution of the Company will be subject to customer demand and market situation, and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$13.512 billion during the first half of 2013.